Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
October 10, 2006

Russell Mancuso, Branch Chief	VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc.
Registration Statement on Form S-3
File No. 333-137128
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in response to your letter dated September 19, 2006. In this letter, we recite the staff’s comments in bold, italicized type and follow them with the Company response.
Selling Shareholders, page 16

1.	Please identify the natural persons who beneficially own the securities held in the name of the entities named in the table on page 16.

The Company has identified by footnote the person or persons who have voting and/or investment control over the shares held by entities named in the table.

2.	Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Footnotes 1, 6, 16, 20, 22 and 23 to the table indicate that the selling shareholder is an affiliate of a broker-dealer or a broker-dealer. In addition, the Company confirms that it issued the warrants to Craig-Hallum Capital Group LLC as compensation for underwriting activities.
We are also requesting acceleration of the Registration Statement and have attached to this letter our request for acceleration to 3:30 p.m., Eastern Time, on Thursday, October 12, 2006.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.

Very truly yours,

/s/ Jeffrey C. Robbins

Jeffrey C. Robbins

Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
VIA EDGAR
October 10, 2006
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Re:	Uroplasty, Inc.
Request for Acceleration of Uroplasty, Inc. Registration Statement on Form S-3
SEC Registration No. 333-137128
Ladies and Gentlemen:
     We hereby request acceleration of the effectiveness of our Registration Statement on Form S-3, Registration No. 333-137128, on Thursday, October 12, 2006 at 3:30 p.m. Eastern Time.
     In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your prompt attention to this request.

Very truly yours,

UROPLASTY, INC.

By	/s/ Mahedi A. Jiwani

Mahedi A. Jiwani, Chief Financial Officer